Exhibit (a)(20)
October 2010 Investor Presentation

Agenda 10:00 - 10:05 Welcome and Safe Harbor P. Flanigan 10:05 - 10:15 Introductory Comments H. Termeer 10:15 - 10:35 Sanofi's Offer in Context R. Carpenter 10:35 - 10:45 Genzyme's Business Outlook H. Termeer 10:45 - 11:05 A Closer Look: Alemtuzumab for MS M. Enyedy 11:05 - 11:25 Financial Outlook: 2011-2013 M. Wyzga 11:25 - 11:30 Closing Remarks H. Termeer 11:30 - 12:00 Q & A 1

2 Forward-Looking Statement This presentation contains forward-looking statements regarding Genzyme's financial outlook and business plans and strategies, including without limitation our: financial expectations for the fourth quarter of 2010 and for the years 2011 through 2013, including projected revenues for Cerezyme, Fabrazyme, Myozyme/Lumizyme and alemtuzumab, non-GAAP EPS, total revenues, EPS CAGR, cash flows from operations, non-GAAP gross margin, and CFROI; expectations regarding Cerezyme and Fabrazyme manufacturing, supply, allocations and dosing; plans to continue development of alemtuzumab, including expected timing of the results from our two phase 3 studies in MS patients, regulatory filing plans and timetables for the product, pre-launch activities, support for premium pricing and projected global revenues; assessment that alemtuzumab has the potential to become the new standard of care for MS treatment; expectations regarding market opportunities and competitive positioning for Fabrazyme, Myozyme/Lumizyme, alemtuzumab, Synvisc, and Mozobil; expectations for regulatory approvals for our new Framingham manufacturing facility and our expanded fill/finish operations in Waterford; plans and timing expectations for transitioning Allston fill/finish operations for US products to Hospira; implementation of the Value Improvement Program, including the expected resulting savings and sustainability plans to repurchase an additional $1B of GENZ shares and the timing thereof; plans regarding the timing of and expected proceeds from business divestitures; expectations regarding mipomersen and eliglustat tartrate, including the anticipated regulatory filing strategies and timing; and plans to convert all ATAP patients to commercial Lumizyme and the timing thereof. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those forecasted. These risks and uncertainties include, among others: that Genzyme is unable to meet its financial guidance for any reason, including due to lower than expected revenues attributable to further manufacturing issues, the failure to obtain regulatory approvals on the timeframes expected, or higher than expected operating expenses; that production and shipment of Fabrazyme and Cerezyme does not continue as planned due to any reason, including contamination, equipment malfunctions, cell growth at lower than expected levels, fill-finish inefficiencies, power outages, human error or regulatory issues; that Genzyme is not able to successfully complete clinical development and obtain regulatory approvals of its product candidates within anticipated timeframes and for anticipated indications, including alemtuzumab- MS, mipomersen and eliglustat tartrate for any reason, including trial results that are not as favorable as expected and safety profiles that reduce the potential target population; that Genzyme can't obtain on expected timetables or maintain regulatory approvals for its products and manufacturing facilities; that Genzyme is unable to successfully transition its fill/finish operations out of Allston on planned timelines; that Genzyme is unable to complete its planned business divestitures on expected timeframes or terms; that Genzyme cannot implement its Value Improvement Program in a manner consistent with expectations; Genzyme's ability to compete against competitive products and maintain or grow market share for its products; the accuracy of estimates of the size and characteristics of the markets to be addressed by Genzyme's products and services; that Genzyme does not continue to operate as an independent business; and the risks and uncertainties described in Genzyme's SEC reports filed under the Securities Exchange Act of 1934, including the factors discussed under the caption "Risk Factors" in Management's Discussion and Analysis of Financial Condition and Results of Operations in Genzyme's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. Genzyme cautions investors not to place substantial reliance on the forward-looking statements contained in this presentation. These statements speak only as of today and Genzyme undertakes no obligation to update or revise the statements. Important Information Genzyme has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Genzyme shareholders are advised to read the company's Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Genzyme in connection with the tender offer by Sanofi-Aventis, free of charge at the SEC's website at http://www.sec.gov. In addition, investors can obtain free copies of these documents from Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.

Introductory Comments

4 Meeting Objectives Provide our perspective on Sanofi's offer Why $69 per share substantially undervalues Genzyme Sanofi's claims about our "unaffected share price" are irrelevant and inaccurate Review and update Genzyme's business outlook Our actions to enhance shareholder value Value-drivers in our pipeline Our near-term financial outlook (2011-2013) Understand your perspectives

A Strong Financial Recovery Is Underway 2010 Non-GAAP EPS 2010 Non-GAAP EPS Q1 Q2 Q3 Q4E $0.17 5

Our Financial Outlook Through 2013 2011E EPS* $4.30-$4.60 5 Year EPS CAGR (2008 to 2013E) 35% (Non-GAAP EPS) Cumulative Cash Flow from Operations (2011 to 2013E) $5.6B 2011E Total Revenue $5.0-5.1B 6 *2010 Non-GAAP EPS guidance is for $1.85 to $1.90

Sanofi's Offer in Context

Gail K. Boudreaux (Director since 2004) EVP, UnitedHealth Group Inc.; President of UnitedHealthcare business Over 20 years at Aetna, Inc. Senator Connie Mack III (Director since 2001) Partner, Government Relations, Liberty Partners Congressional representative for 18 years Genzyme's Board of Directors Is Independent and Aligned with Shareholder Interests Henri Termeer, Chairman of the Board (Director since 1983) CEO and President, Genzyme Corporation 37 years experience in the biotechnology and healthcare fields Robert J. Carpenter, Lead Independent (Director since 1994) President, Boston Medical Investors, Inc. Over 25 years as a biotech entrepreneur Douglas A. Berthiaume (Director since 1988) Chairman, CEO, President, Waters Corporation 18 years experience as CEO of a global supplier of biotechnology manufacturing and laboratory equipment Dennis M. Fenton, Ph.D. (Director since June 2010) Former EVP responsible for worldwide operations, manufacturing, process development and quality, Amgen Manufacturing expertise Robert J. Bertolini (Director since December 2009) Former EVP and CFO, Schering-Plough 20 years experience at PricewaterhouseCoopers, ultimately leading its global pharmaceutical practice Eric J. Ende, M.D. (Director since June 2010) Co-founder and Managing Director of Silverback Group Former sell-side biotechnology equity research analyst Richard F. Syron (Director since 2006) Adjunct Professor of Finance, Boston College Former Chairman and CEO of Freddie Mac and Thermo Electron Ralph Whitworth (Director since April 2010) Co-founder and Principal, Relational Investors Corporate governance and capital allocation expertise Steven J. Burakoff, M.D. (Director since June 2010) Professor of medicine, hematology and medical oncology at the Mount Sinai School of Medicine Highly accomplished cancer researcher Charles L. Cooney, Ph.D. (Director since 1983) Distinguished Professor of Chemical and Biochemical engineering at Massachusetts Institutes of Technology Faculty Director, Deshpande Center for Technological Innovation Victor J. Dzau, M.D. (Director since 2000) Chancellor for Health Affairs and President and CEO of Duke University Health System Former Chairman of the National Institutes of Health Cardiovascular Disease Advisory Committee Industry Leadership & Operating Experience Drug Development & Scientific Leadership Financial Expertise Government & Payor Experience 8

Our Board Is Open to Proposals that Recognize Intrinsic Value in the Company A Credible Proposal Would Need to Consider Among Other Things: Valuation and cash flow strength of the base businesses Value Improvement Program / transaction synergies Unique strategic value of Genzyme's leadership position in rare genetic diseases Value of the pipeline (e.g., alemtuzumab as a potential best-in-class blockbuster) 9

10 Sanofi is attempting to front-run a recovery that is on-track 2011 Non-GAAP EPS guidance is significantly above consensus estimates July 1st $49.86 stock price is NOT an appropriate reference point 31% transaction premium is NOT in-line with precedent transactions The revenue and cash flow potential of our products and pipeline is worth substantially more than $69 Source: October 4, 2010 Sanofi-aventis press release; Genzyme management; IBES estimates; Wall Street research Sanofi's $69 Offer Is Inadequate and Substantially Undervalues Genzyme

11 Q3:10 Q4:10E 2011E 22-Jul-2010 Sanofi makes $69 opportunistic offer Framingham Meet full demand worldwide (YE) Double allocations Process Validation Runs (H1) Expected Approval (YE) Allston Sanofi's Timing Denies Shareholders Potential Upside from Key Near-term Manufacturing Milestones 1 Transfer US fill/finish to Hospira (Nov) Transfer fill/finish to Hospira for ex-US (Aug) Complete engineering runs (YE) Began full dosing in the US (Sept) 4-Oct-2010 Sanofi makes $69 tender offer Begin full dosing (H1) 10-Dec-2010 Tender Offer Scheduled to Expire

12 Source: October 4, 2010 Sanofi-aventis press release; August 30, 2010 Sanofi-aventis transcript; Genzyme management Note: Genzyme figures based on $69.00 Sanofi-aventis offer and IBES consensus estimates. 2011 Non-GAAP EPS Guidance of $4.30 to $4.60 Is ~20% Above IBES Consensus Estimates 2 Sanofi has consistently stated their $69 offer represents a 20x multiple off 2011 consensus estimates Applying a 20x multiple to the mid-point of Genzyme's 2011 Non-GAAP EPS guidance equates to $89 per share July 1 Consensus October 18 Consensus Genzyme Guidance $3.69 $4.30 to $4.60 $3.45 2011 Non-GAAP EPS Forecast

Source: October 4, 2010 Sanofi-aventis press release; Genzyme management; Bloomberg as of October 20, 2010 July 1st $49.86 Is Not an Appropriate Reference Point 3 Market has appreciated meaningfully since July 1st S&P 500 and BTK have both increased 15% Genzyme has made substantial progress on our value creation plan Genzyme has begun a substantial cost savings initiative The strengthening of our businesses has not yet been reflected in consensus estimates 13 13

14 By the Time Sanofi's Tender Offer Is Scheduled to Expire, We Expect to Have... 3 Meanwhile, Sanofi has offered no improvement in terms and its July 1 "unaffected" price has become irrelevant Brought Cerezyme patients to full dosing globally Doubled the allocations for Fabrazyme globally Converted all ATAP patients to commercial Lumizyme Transferred fill/finish to Hospira for the US market Sold businesses worth >$1 billion

4 The Proposed Premium Is the Lowest of Any Relevant Biopharmaceutical Transaction

*31% represents **the lowest** 1-month premium of **relevant** biopharmaceutical transactions*



Median: 73%
31%
84%
78%
73%
58%
31%
Genzyme at $69
AstraZeneca / MedImmune
Takeda / Millennium
Eli Lilly / ImClone
Bayer / Schering AG
Merck KGaA / Serono

Source: October 4, 2010 Sanofi-aventis press release; public filings; Wall Street research; FactSet
Note: All premiums are relative to unaffected stock prices; Genzyme 1-month premium based on 1-month VWAP of $52.63 (as of 7/22/10); Genzyme net deal value adjusted for announced divestitures. Novartis announced purchase of 25% stake in Alcon and call/put option on 4/6/08; blended purchase price of the initial 25% for 10.4bn and remaining 75% at $180/share. Initial Roche offer for Genentech on 7/21/08; value grossed up to 100% of Genentech (Roche owned ~55% at time of offer).

genzyme

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Over Half of the Transactions Cited by Sanofi Are Not Relevant Precedents 16 Source: October 4, 2010 Sanofi-aventis press release; public filings; Wall Street research; FactSet Note: All premiums are relative to unaffected stock prices; Genzyme 1-month premium based on 1-month VWAP of $52.63 (as of 7/22/10); Genzyme net deal value adjusted for announced divestitures. Novartis announced purchase of 25% stake in Alcon and call/put option on 4/8/08; blended purchase price of the initial 25% for 10.4bn and remaining 75% at $180/share. Initial Roche offer for Genentech on 7/21/08; value grossed up to 100% of Genentech (Roche owned ~55% at time of offer). 4 2nd Qtr 3rd Qtr 4th Qtr East 0.39 0.2 0.33 0.31 0.27 Pfizer / Wyeth Merck / Schering- Plough Novartis / Alcon Novartis / Chiron Roche / Genentech Big Pharma Transactions Minority Squeeze-out Transactions

17 Rapidly improving financial performance Driven by manufacturing recovery and cost savings Financial discipline tightens focus and improves margins Our estimates for 2011-2013 are substantially above consensus A unique portfolio of leading products 12 market-leading therapies with durable revenue streams Leadership position in rare genetic diseases 5-6 potential blockbusters One of the highest revenue growth rates in the industry A valuable and increasingly recognized pipeline 3 significant product launches expected by 2013 Alemtuzumab is potentially a new standard of care for MS $69/share Does Not Recognize Genzyme's Value 5

Key Reasons the Board Rejected Sanofi's Offer "Unaffected" July 1 stock price has become irrelevant Manufacturing issues are largely resolved Premiums and multiples implied by Sanofi's offer are substantially below truly comparable transactions Market-leading products produce substantial free cash flow Alemtuzumab value is increasingly recognized The company has the potential to generate substantially more value for shareholders than the $69 offer price 18

19 Our Board Is Fully Engaged in Evaluating the Future of the Company Board is committed to maximizing shareholder value Board is independent and has significant shareholder representation Board is fully informed about Genzyme's intrinsic value Board has expanded its activities to be more fully informed of all available alternatives to deliver shareholder value

Genzyme's Business Outlook

21 Executing Our 5-Point Value Creation Plan Capitalize on Near-term Opportunities 2 Balance Growth with CFROI 3 Improve Operating Margins 4 5 Focus on Key Businesses 1 Disciplined Capital Allocation Issued $1B of debt and completed $1B accelerated share repurchase Committed to complete remaining $1B buyback by May 2011 Identified $385M in sustainable VIP savings to be fully realized by 2012 Savings to come from headcount reduction and procurement savings Agreed to sell Genetic Testing business to LabCorp for $925M Released 5-Year phase 2 alemtuzumab data in MS Lumizyme approval received in May; US launch underway US Synvisc-One market growth; Synvisc approval in Japan in August Resume normal dosing for Cerezyme (Q4:10) and Fabrazyme (H1:11) Fill/finish transfer to Hospira & Framingham capacity expansion on-track

22 Cerezyme & Fabrazyme Supply Is Increasing Cerezyme Bioreactor performance at the higher end of historical experience ~85% pre-disruption patients on therapy Normal dosing began in the US in September Expect to fully supply currently treated patients in Q4:10 Accepting new patients onto therapy Working to increase bioreactor productivity Implementing downstream process improvements to increase yields ~67% pre-disruption patients on therapy Allocations expected to double in Q4:10 On-track to fully supply the global market in H1:11 Fabrazyme

23 Fabrazyme Has Significant Growth Opportunities We were taking market share before the supply interruption We have a robust data package Complete clearance of primary pathology, a reduction in life-threatening clinical events and dose flexibility Supported by a Phase 4 "clinical events" study and a dose maintenance study We expect continued market penetration Only 60% of diagnosed patients are on therapy Opportunity to increase identification, penetration and market share We can take back share when we have supply Competitor is supply constrained until 2012 Competitor withdrew US BLA in August 2010 Fabrazyme has blockbuster potential

24 Fill/Finish & Biologic Capacity Expansion On-Track Exiting fill/finish operations at Allston Landing facility Remaining fill/finish transfer to Hospira on-track for November 2010 (US market) Fill/finish expansion to 4x in Waterford planned for late 2011 Engineering runs underway; Process Validation (PV) planned for Q1:11 Regulatory approval for Fabrazyme expected in late 2011 PV runs become inventory upon approval

25 First-in-class therapy for Pompe disease Peak sales potential: >$1 billion Lumizyme approved in US; ATAP conversion completed Only single injection product approved in the US for osteoarthritic knee pain Peak sales potential: ~$1 billion Opportunity: Only ~12% of eligible market using a viscosupplement First-in-class stem cell mobilizer for bone marrow transplantation Peak sales potential: ~$350 million in the initial indication Opportunity: chemosensitization trials underway in lymphoma Near-term opportunities 2010 Maximizing the Near-term Product Opportunities

3 Significant Product Launches Expected by YE:13

Alemtuzumab
for
Multiple Sclerosis

- Transformative therapy with the potential for once yearly treatment
- Phase 3 program in naïve and treatment experienced patients fully enrolled
- Data expected beginning in mid-11; US approval targeted for 2012

Mipomersen
for Severe
Hypercholesterolemia

- Novel therapy for patients with uncontrolled LDL on maximally tolerated lipid lowering therapy
- Met primary endpoint in 4 Phase 3 trials; regulatory filings on-track for H1:11
- Outcome studies will balance investment with the opportunity to maximize ROI

Eliglustat
for Type 1 Gaucher
Disease

- Transformative oral therapy with the potential for a rapid impact on bone disease
- Global Phase 3 program initiated in late 2009
- Regulatory filings targeted in 2013

2010 2013

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A Closer Look: Alemtuzumab for MS

28 A Promising New Standard of Care for MS Efficacy Superior to Rebif in Phase 2 Improvement in disability Durability >70% of patients free from clinically active disease at 4 years Convenience Annual dosing Safety and Tolerability Manageable profile Potential new standard of care for an estimated $14B market in 2012* *Cowen Report, March 2010 28

Alemtuzumab - A Novel Mechanism of Action Humanized monoclonal antibody targeting CD52 antigens on B and T lymphocytes Therapeutic effect likely derives from immune system modulation and reconstitution: Innate immune system components largely intact Lymphocyte pools within lymphoid organs preserved Apparent preservation of memory T cell and antibody response to viral antigen Enrichment of regulatory T cells suggests a tolerogenic environment during repopulation Lymphocyte production of neurotrophic factors post-alemtuzumab may promote repair 29

Emerging Profile Shows Unprecedented Efficacy Alemtuzumab vs. Interferon Beta-1a in Early Multiple Sclerosis N Engl J Med 359:1786, October 23, 2008 Original Article 30

31 Setting a New Standard of Efficacy Reduction in relapse rate of MS disease modifying agents Source: CITI, Jan 2009 Competing Products vs. Placebo There are differences in trial designs and patient populations that can limit the interpretation of cross-trial comparisons.

Alemtuzumab Showed Improvement in Disability Coles, et al., NEJM 2008 Mean EDSS Score Over Time Rapidly slowed / halted progression, reversed pre-existing disability Worsening Improving 32

33 Phase 2 Benefits Sustained Out to 5 Years Phase 2 Benefits Sustained Out to 5 Years Phase 2 Benefits Sustained Out to 5 Years Phase 2 Benefits Sustained Out to 5 Years Phase 2 Benefits Sustained Out to 5 Years

34 Safety Profile: Detectable, Manageable, Treatable Infections predominantly mild to moderate in severity No life-threatening or fatal infections Responded appropriately to conventional treatment No increased risk with repeated cycles Antibody-mediated autoimmunity ITP, thyroid disorders, Goodpasture's disease Methods to monitor and detect readily available Effectively managed when detected early Risk minimization program to maximize patient outcomes in place Patient and physician education, questionnaires Routine blood and urine testing DSMB saw no new safety signals in the Phase 3 trials as of September 2010 No cases of anti-GBM (Goodpasture's disease) reported Coles, et al., J Neurol 2006; Coles, et al., NEJM 2008; Clatworthy, et al., NEJM 2008; Kahn et al., AAN 2010

35 Research Supports Pricing ^ Current Therapies Ongoing research effort: >100 payers in 6 major markets Key findings to date: Payers recognize alemtuzumab as paradigm-shifting therapy Unrestricted coverage of existing MS therapeutics in most key countries Most key markets, including US, are likely to support premium pricing Payers support single global price Direct payer and government outreach initiated Payer findings based on primary research with > 800 neurologists, other providers (e.g., hospitals), third-party payers, government administrators and policy makers in US, EU, and LA, and secondary research including literature and policy reviews as well as pricing and claims data analysis

Independent Analysis Validates a Significant Revenue Opportunity Retained leading independent global advisory firm Developed revenue projections and P&L for alemtuzumab in MS Established asset valuation range within context of the evolving MS market Integrated primary and secondary research on a global level Primary research included extensive, global interviews and surveys 87 neurologist interviews 16 payer interviews ~200 physician surveys Primary focus US, UK, France, Germany, Brazil, Spain Complemented with extensive secondary review of publications, white papers and other research Completed early October 2010 36

37 Base Cases Show Peak Revenue of ~$3B 0 12.0000000000014 172.550234398626 49.0219485727037 13.0000000000015 1494.418873091 897.459928446307 14.0000000000016 2338.97509814278 2062.51517091422 15.0000000000017 2549.53946091381 2783.70266172495 16.0000000000018 2873.89114756138 3258.22859326271 17.0000000000019 2745.4755514944 3495.11368552052 18.000000000002 2509.52040658525 3179.00000000036 19.0000000000022 2339.21224804391 2522.00000000029 20.0000000000023 2286.38328694325 1866.00000000021 Projected Alemtuzumab MS Global Revenues ($M) Source: Internal forecasts and leading independent advisory firm. 20 19 18 17 16 15 14 13 2012 Genzyme Independent Advisory Firm

Alemtuzumab vs. Tysabri (2009 sales: $1.1B)

	Alemtuzumab	Tysabri
EFFICACY	• 0.10 Annualized relapse rate (3 yrs) • 74% Reduction in relapse rate vs Rebif (3 yrs) • 71% Reduction in 6 month sustained disability vs Rebif (3 yrs) • 74% of patients clinically disease free over 3 years (no relapses, no 6 month sustained disability progression)	• 0.22 Annualized relapse rate (2 yrs) • 67% Reduction in relapse rate vs placebo (2 yrs) • 54% Reduction in 6 month sustained disability vs. placebo (2 yrs) • No published comparable clinically disease free data
SAFETY	• ITP <3.0% of patients (6 cases) • Thyroid Dysfunction in 25-30% of patients • Detectable, treatable, and manageable • No additive risk with additional treatment	• PML 1/1000 to 1/500 (70 Cases, 14 Deaths)* • PML risk increases with treatment duration**
CONVENIENCE	• 5 IV infusions over 1 week period in 1st Year; 3 IV infusions over 1 week period in 2nd Year • Potentially finite duration of therapy	• IV infusion every 28 Days • Chronic, life-long therapy

* PML survivors have residual disability (data as of October 21, 2010)

** Tysabri drug holidays increasing in practice (Deutsche Bank Report, August 16, 2010).

- complicated by the rapid return of disease activity
- no evidence that such holidays reduce PML risk

There are differences in trial designs and patient populations that can limit the interpretation of cross-trial comparisons.

Coles, et al., NEJM 2008; Polman, et al., NEJM 2006; Havrdova, et al., Lancet Neurol. 2009

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SUMMARY: Setting a New Standard in MS Therapy Significant opportunity for a transformative therapy Promising new standard of care Projected material share of large and growing market Substantial progress made, momentum building Product differentiation demonstrated Extensive data generated, more emerging MS value-based pricing feasible Market access framework in place Phase III data expected near-term Commercial planning and implementation well underway Global hiring in-process Global launch planning ongoing 39

Financial Outlook

0.42 0.58 0.67 0.73 0.89 0.92 0.42 0.16 0.09 0.06 0.16 0.05 0.02 0.92 2,822 $0.16 $0.06 $0.16 Cerezyme (Full Q of normal dosing) Q3 Reported Q4:10E Fabrazyme (Double allocations globally) Tax / Shares / Other $0.42 $0.90 to $0.95 41 Other Business growth ($0.02) $0.09 $0.05 Lumizyme (Full Q of ATAP & new patients) VIP Savings Non-GAAP EPS Build from Q3 to Q4:10 Guidance

42 2,822 Non-GAAP: 24% $4.30 to $4.60 Projected 2011 EPS $5.05 to $5.40 $0.75 to $0.80 Non-GAAP ex. amortization: 22% $4.30 Q4:10E Annualized $0.70 $3.60 Non-GAAP EPS Build from Annualized Q4:10 to 2011

43 Value Improvement Program (VIP) Savings Building from Q4:10 to 2011 VIP OPEX Savings: Q4:10 savings of $20M-$28M (included in Guidance) Annualized to $80M-$110M Full-year 2011 savings of $160M-$240M Headcount reductions resulting in ~$95M in savings Procurement savings of ~$145M driven by reduced pricing and demand Full-year 2011 savings netted against annualized Q4:10 $385M in expected sustainable savings realized by 2012

44 2,822 4.33 4.63 3.6 0.58 0.28 3.87 Amortization 0.73 0.76 $0.45 to $0.70 $4.30 ($0.25) to ($0.30) $4.50 to $4.70 2011 Run Rate Full Year VIP Savings Q4:10E Annualized VIP Savings incl. in Q4 (Annualized) $0.70 $3.60 $0.70 $3.80 to $4.00 2011E Non-GAAP EPS Build - VIP Savings Amortization

45 4700 4900 4950 5030 0 4700 200 50 80 5 5035 2,822 $4,600 to $4,700 Projected 2011 Revenue Note: excludes divested businesses; discounted operations accounted for in Q3 9% growth based on Q4 run rate GTO Thymo Mozobil Clolar PGH Myozyme: - Full year US Lumizyme - Increased WW patient accruals Fabrazyme: Normal dosing (H1:11) -Regaining market share Cerezyme: Normal dosing full year impact Biosurgery Synvisc: Japan launch - U.S. market growth Renal/Endo Renagel/Renvela: -Growth driven by both price and volume Q4:10E Annualized 2011E Revenue Build ($M) $250 to $300 $5,000 to $5,100 $40 to $50 $40 to $50 $30 to $40

46 2,822 4.33 4.63 4.63 3.6 0.58 0.28 3.87 0.93 Amortization 0.73 0.76 $0.45 to $0.70 $4.30 ($0.25) to ($0.30) $4.50 to $4.70 $0.90 to $0.95 Revenue and GM Increase Full Year VIP Savings Q4:10E Annualized VIP Savings incl. in Q4 (Annualized) $0.70 $3.60 $0.70 $3.80 to $4.00 2011 Run Rate 2011E Non-GAAP EPS Build - Revenue & GM Amortization

47 Focused Investments on Key Growth Areas $120M to $140M Total in Key Areas: Personalized Genetic Health Solidify Cerezyme and Fabrazyme franchises Global promotion and awareness of Lumizyme/Myozyme Alemtuzumab for MS Continued investment in moving alemtuzumab forward in development Pre-launch educational activities Biosurgery Expansion of in-house and field sales and point-of-care markets

48 4.33 4.63 4.63 5.18 5.26 3.6 0.58 0.28 3.87 0.93 0.38 0 4.42 Amortization 0.73 0.76 0.76 2,822 $4.30 ($0.35) to ($0.40) ~($0.06) to $0.06 $4.30 to $4.60 Projected 2011 EPS Tax ~24-25.5% $0.70 $5.05 to $5.40 $3.60 $0.75 to $0.80 Focused Investments $0.45 to $0.70 ($0.25) to ($0.30) $4.50 to $4.70 $0.90 to $0.95 $0.70 $3.80 to $4.00 Revenue and GM Increase Full Year VIP Savings Q4:10E Annualized VIP Savings incl. in Q4 (Annualized) 2011 Run Rate Amortization Full Build to 2011E Non-GAAP EPS Guidance

49 ($ in millions) Revenue Non-GAAP EPS** '08-'13 CAGR: 12% *Due to the required retroactive presentation for discontinued operations, 2008 and 2009 amounts have been revised. As a result, such amounts are estimated and unaudited and subject to change. **Non-GAAP EPS includes amortization expense Amortization '08-'13 CAGR Non-GAAP: 35% '08-'13 CAGR Non-GAAP ex. amort.: 31% Financial Summary - Improving Operating Metrics Non-GAAP $1.93 $2.23 $1.85 to $1.90 $4.30 to $4.60 $5.30 to $5.60 $8.50 to $8.80

50 CapEx ($ in millions) '08-'13 CAGR: (6%) ($ in millions) Cash Flow from Operations '08-'13 CAGR: 27% Financial Summary - Improving Cash Flow Metrics *As reported including pending divested businesses. **Includes R&D expense of $490 million largely for collaborations with PTC, Isis and Osiris.

2006A* 2007A* 2008A* 2009A* 2010E 2011E 2012E 2013E Cash Return on Tangible Invested Capital 0.203 0.21 0.232 0.183 0.168 0.228 0.231 0.28 CFROI including All Cash 0.131 0.133 0.15 0.119 0.105 0.144 0.151 0.186 WACC 0.1036 0.1066 0.1066 0.1066 0.1066 0.1066 0.1066 0.1066 51 Note: CF Tangible Invested Capital represents Cash Return on Tangible Invested Capital. CFROI represents Cash Return on Invested Capital Including All Cash. 13% 11% 10% WACC 28% 19% 20% Financial Summary - Improving CFROI *As reported including pending divested businesses.

Summary

Key Reasons to Reject Sanofi's Offer "Unaffected" July 1 stock price has become irrelevant Manufacturing issues are largely resolved Premiums and multiples implied by Sanofi's offer are substantially below truly comparable transactions Market-leading products produce substantial free cash flow Alemtuzumab value is increasingly recognized The company has the potential to generate substantially more value for shareholders than the $69 offer price Activities are underway to more fully inform the Board of available alternatives to deliver shareholder value 53

54 Key Milestones Expected Through YE:11 Event Expected Timing Hospira Transfer fill/finish for US market Nov '10 Cerezyme Fully supply available global demand Q4:10 Fabrazyme Double allocations Q4:10 Divestitures Enter agreements on Diagnostics & Pharmaceuticals YE:10 Fabrazyme Fully supply available global demand H1:11 Stock Repurchase Complete remaining $1B repurchase May '11 Alemtuzumab Phase 3 data in treatment-naive MS Mid-11 Alemtuzumab Phase 3 data in treatment-experienced MS H2:11 Framingham Receive Fabrazyme approval YE:11 Waterford Approval of new fill/finish line (increases capacity 4x) Late '11

Question & Answer Henri Termeer Chairman, President and Chief Executive Officer Bob Carpenter Lead Independent Director Michael Wyzga Executive Vice President, Chief Financial Officer David Meeker, M.D. Executive Vice President, Chief Operating Officer Mark Enyedy Senior Vice President, President of Transplant, Oncology, and MS

GENZYME CORPORATION
RECONCILIATION OF GAAP TO NON-GAAP EARNINGS
For the Three Months Ended September 30, 2010
(Amounts in thousands, except percentage and per share data)
UNAUDITED

									OTHER DISCRETE ITEMS
			Bayer	Stock					(included in GAAP and Non-GAAP results)
	GAAP		Acquisition	Compensation	Restructuring /	Discontinued			Manufacturing	Genzyme
	As Reported		Related	Expense	Severance	Operations(3)	NON-GAAP(1)		Related(2)	Pharmaceuticals
Income Statement Classification:
Total revenues		$1,001,800	$—	$—	$—	$—		$1,001,800	$—	$(3,082)
Cost of products and services sold		$(309,273)	$8,351	$5,023	$—	$—		$(295,899)	$5,629	$3,200

Gross margin	69%	$692,527	$8,351	$5,023			70%	$705,901	$5,629	$118
Selling, general and administrative		$(337,883)	$—	$22,003	$3,207	$—		$(312,673)	$—	$625
Research and development		$(207,051)	$—	$13,781	$—	$—		$(193,270)	$—	$686
Amortization of intangibles		$(61,761)	$—	$—	$—	$—		$(61,761)	$—	$—
Contingent consideration expense		$3,134	$(3,134)	$—	$—	$—		$—	$—	$—
Equity in loss of equity method investments		$(643)	$—	$—	$—	$—		$(643)	$—	$—
Other		$4,263	$—	$—	$—	$—		$4,263	$—	$—
Investment income		$2,403	$—	$—	$—	$—		$2,403	$—	$—
Interest expense		$(3,358)	$—	$—	$—	$—		$(3,358)	$—	$—

Summary:
Income (loss) from continuing operations before income taxes		$91,631	$5,217	$40,807	$3,207	$—		$140,862	$5,629	$1,429
(Provision for) benefit from income taxes	18.97%	$(17,385)	$2,126	$(13,366)	$(744)	$—	20.85%	$(29,369)	$(1,860)	$(362)

Income (loss) from continuing operations		$74,246	$7,343	$27,441	$2,463	$—		$111,493	$3,769	$1,067
Income (loss) from discontinued operations, net of tax		$(5,292)	$—	$—	$—	$5,292		$—	$—	$—

Net income (loss)		$68,954	$7,343	$27,441	$2,463	$5,292		$111,493	$3,769	$1,067

Net income (loss) per share-basic:
Income (loss) from continuing operations, net of tax		$0.29	$0.03	$0.11	$0.01	$—		$0.44	$0.01	$0.00
Loss from discontinued operations, net of tax		$(0.02)	$—	$—	$—	$0.02		$—	$—	$—

Net income (loss)		$0.27	$0.03	$0.11	$0.01	$0.02		$0.44	$0.01	$0.00

Net income (loss) per share-diluted:
Income (loss) from continuing operations, net of tax		$0.28	$0.03	$0.10	$0.01	$—		$0.42	$0.01	$0.00
Loss from discontinued operations, net of tax		$(0.02)	$—	$—	$—	$0.02		$—	$—	$—

Net income (loss)		$0.26	$0.03	$0.10	$0.01	$0.02		$0.42	$0.01	$0.00

Weighted average shares outstanding:
Basic		255,359	255,359	255,359	255,359	255,359		255,359	255,359	255,359
Diluted		263,786	263,786	263,786	263,786	263,786		263,786	263,786	263,786
Notes:

(1)	Represents the Non-GAAP results of operations for Genzyme Corporation for the applicable period. We believe that certain Non-GAAP financial measures, when considered together with the GAAP figures, can enhance the overall understanding of the company’s past financial performance and its prospects for the future. The Non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of the trends underlying our operating results and financial position and are among the primary indicators management uses for planning and forecasting purposes and measuring the company’s performance. Such Non-GAAP financial measures should not be considered in isolation or used as a substitute for GAAP. Earnings per share are calculated as net income (loss) divided by weighted average shares outstanding. Therefore, earnings per share may not add across due to rounding.

(2)	Represents write-offs of inventory that did not meet the necessary quality specifications.

(3)	Discontinued Operations represents the operations of Genzyme Genetics and Genzyme Diagnostics, net of tax.

GENZYME CORPORATION
RECONCILIATION OF GAAP TO NON-GAAP EARNINGS
For the Three Months Ended June 30, 2010
(Amounts in thousands, except percentage and per share data)
REVISED FOR DISCONTINUED OPERATIONS — UNAUDITED

								OTHER DISCRETE ITEMS
			Bayer	Stock				(included in GAAP and Non-GAAP results)
			Acquisition	Compensation	Discontinued			Manufacturing	Investment
	GAAP		Related	Expense	Operations (5)	NON-GAAP (1)		Related (3)	Impairment (4)
Income Statement Classification:
Total revenues		$953,164	$—	$—	$—		$953,164	$—	$—
Cost of products and services sold		$(287,109)	$10,241	$3,834	$—		$(273,034)	$28,467	$—

Gross margin	70%	$666,055	$10,241	$3,834	$—	71%	$680,130	$28,467
Selling, general and administrative		$(357,753)	$—	$25,366	$—		$(332,387)	$—	$—
Research and development		$(221,533)	$—	$13,366	$—		$(208,167)	$—	$—
Amortization of intangibles		$(64,732)	$—	$—	$—		$(64,732)	$—	$—
Contingent consideration expense		$(10,021)	$10,021	$—	$—		$—	$—	$—
Equity in loss of equity method investments		$(870)	$—	$—	$—		$(870)	$—	$—
Other		$(31,206)	$—	$—	$—		$(31,206)	$—	$32,250
Investment income		$3,084	$—	$—	$—		$3,084	$—	$—
Interest expense		$—	$—	$—	$—		$—	$—	$—

Summary:
Income (loss) from continuing operations before income taxes		$(16,976)	$20,262	$42,566	$—		$45,852	$28,467	$32,250
(Provision for) benefit from income taxes	95.42%	$16,199	$(3,308)	$(12,731)	$—	-0.35%	$160	$(7,624)	$(11,901)

Income (loss) from continuing operations		$(777)	$16,954	$29,835	$—		$46,012	$20,843	$20,349
Income (loss) from discontinued operations, net of tax		$(2,996)	$—	$—	$2,996		$—	$—	$—

Net income (loss)		$(3,773)	$16,954	$29,835	$2,996		$46,012	$20,843	$20,349

Net income (loss) per share-basic:
Income (loss) from continuing operations, net of tax		$(0.00)	$0.06	$0.11	$—		$0.17	$0.08	$0.08
Income (loss) from discontinued operations, net of tax		$(0.01)	$—	$—	$0.01		$—	$—	$—

Net income (loss)		$(0.01)	$0.06	$0.11	$0.01		$0.17	$0.08	$0.08

Net income (loss) per share-diluted: (2)
Income (loss) from continuing operations, net of tax		$(0.00)	$0.06	$0.11	$—		$0.17	$0.08	$0.08
Income (loss) from discontinued operations, net of tax		$(0.01)	$—	$—	$0.01		$—	$—	$—

Net income (loss)		$(0.01)	$0.06	$0.11	$0.01		$0.17	$0.08	$0.08

Weighted average shares outstanding:
Basic		265,270	265,270	265,270	265,270		265,270	265,270	265,270
Diluted (2)		265,270	270,125	270,125	270,125		270,125	265,270	265,270
Notes:

(1)	Represents the Non-GAAP results of operations for Genzyme Corporation for the applicable period. We believe that certain Non-GAAP financial measures, when considered together with the GAAP figures, can enhance the overall understanding of the company’s past financial performance and its prospects for the future. The Non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of the trends underlying our operating results and financial position and are among the primary indicators management uses for planning and forecasting purposes and measuring the company’s performance. Such Non-GAAP financial measures should not be considered in isolation or used as a substitute for GAAP. Earnings per share are calculated as net income (loss) divided by weighted average shares outstanding. Therefore, earnings per share may not add across due to rounding.

(2)	GAAP diluted net loss per share and diluted weighted average shares outstanding for the applicable period excludes the effect of all common stock equivalents because their effect would be anti-dilutive due to our net loss for the period.

(3)	Represents primarily write-offs of inventory due to the interruption in operations late in the first quarter at our Allston, MA facility, as well as costs associated with the temporary shutdown at our Haverhill, UK facility in December 2009.

(4)	Represents a write-down of our investment in the common stock of ISIS Pharmaceuticals, Inc., to the extent our cost exceeds the market value, in accordance with GAAP.

(5)	Discontinued Operations represents the operations of Genzyme Genetics and Genzyme Diagnostics, net of tax.

GENZYME CORPORATION
RECONCILIATION OF GAAP TO NON-GAAP EARNINGS
For the Three Months Ended March 31, 2010
(Amounts in thousands, except percentage and per share data)
REVISED FOR DISCONTINUED OPERATIONS — UNAUDITED

									OTHER DISCRETE ITEMS
									(included in GAAP and
				Bayer	Stock				Non-GAAP results)
			Consent	Acquisition	Compensation	Discontinued			Manufacturing
	GAAP		Decree	Related	Expense	Operations (3)	NON-GAAP (1)		Related
Income Statement Classification:
Total revenues		$941,891	$—	$—	$—	$—		$941,891	$—
Cost of products and services sold		$(260,092)	$—	$8,702	$5,342	$—		$(246,048)	$10,842
Gross margin	72%	$681,799	$—	$8,702	$5,342	$—	74%	$695,843	$10,842
Selling, general and administrative		$(508,282)	$175,000	$—	$23,083	$—		$(310,199)	$—
Research and development		$(216,603)	$—	$—	$14,221	$—		$(202,382)	$—
Amortization of intangibles		$(67,834)	$—	$—	$—	$—		$(67,834)	$—
Contingent consideration expense		$(62,549)	$—	$62,549	$—	$—		$—	$—
Equity in loss of equity method investments		$(697)	$—	$—	$—	$—		$(697)	$—
Other		$(450)	$—	$—	$—	$—		$(450)	$—
Investment income		$3,300	$—	$—	$—	$—		$3,300	$—
Interest expense		$—	$—	$—	$—	$—		$—	$—

Summary:
Income (loss) from continuing operations before income taxes		$(171,316)	$175,000	$71,251	$42,646	$—		$117,581	$10,842
(Provision for) benefit from income taxes	34.84%	$59,679	$(51,299)	$(14,649)	$(11,542)	$—	15.15%	$(17,811)	$(3,309)

Income (loss) from continuing operations		$(111,637)	$123,701	$56,602	$31,104	$—		$99,770	$7,533
Income (loss) from discontinued operations, net of tax		$(3,311)	$—	$—	$—	$3,311		$—	$—

Net income (loss)		$(114,948)	$123,701	$56,602	$31,104	$3,311		$99,770	$7,533

Net income (loss) per share-basic:
Income (loss) from continuing operations, net of tax		$(0.42)	$0.46	$0.21	$0.12	$—		$0.37	$0.03
Income (loss) from discontinued operations, net of tax		$(0.01)	$—	$—	$—	$0.01		$—	$—

Net income (loss)		$(0.43)	$0.46	$0.21	$0.12	$0.01		$0.37	$0.03

Net income (loss) per share-diluted: (2)
Income (loss) from continuing operations, net of tax		$(0.42)	$0.45	$0.21	$0.11	$—		$0.37	$0.03
Income (loss) from discontinued operations, net of tax		$(0.01)	$—	$—	$—	$0.01		$—	$—

Net income (loss)		$(0.43)	$0.45	$0.21	$0.11	$0.01		$0.37	$0.03

Weighted average shares outstanding:
Basic		266,251	266,251	266,251	266,251	266,251		266,251	266,251
Diluted (2)		266,251	271,981	271,981	271,981	271,981		271,981	266,251
Notes:

(1)	Represents the Non-GAAP results of operations for Genzyme Corporation for the applicable period. We believe that certain Non-GAAP financial measures, when considered together with the GAAP figures, can enhance the overall understanding of the company’s past financial performance and its prospects for the future. The Non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of the trends underlying our operating results and financial position and are among the primary indicators management uses for planning and forecasting purposes and measuring the company’s performance. Such Non-GAAP financial measures should not be considered in isolation or used as a substitute for GAAP. Earnings per share are calculated as net income (loss) divided by weighted average shares outstanding. Therefore, earnings per share may not add across due to rounding.

(2)	GAAP diluted net loss per share and diluted weighted average shares outstanding for the applicable period excludes the effect of all common stock equivalents because their effect would be anti-dilutive due to our net loss for the period.

(3)	Discontinued Operations represents the operations of Genzyme Genetics and Genzyme Diagnostics, net of tax.

GENZYME CORPORATION
RECONCILIATION OF GAAP TO NON-GAAP EARNINGS — EXCLUDING AMORTIZATION
For the Year Ended December 31, 2009
(Amounts in thousands, except percentage and per share data)
REVISED FOR DISCONTINUED OPERATIONS — UNAUDITED

			Bayer						NON-GAAP
			Acquisition	FAS 123R	Discontinued				Excluding
	GAAP		Related (2)	Expense	Operations(2)	NON-GAAP (1)		Amortization	Amortization
Income Statement Classification:
Total revenues		$3,977,288	$—	$—	$—		$3,977,288	$—	$3,977,288
Cost of products and services sold		$(1,070,347)	$36,822	$22,273	$—		$(1,011,252)	$—	$(1,011,252)

Gross margin	73%	$2,906,941	$36,822	$22,273	$—	75%	$2,966,036	$—	$2,966,036
Selling, general and administrative		$(1,244,398)	$—	$100,741	$—		$(1,143,657)	$—	$(1,143,657)
Research and development		$(833,853)	$—	$60,118	$—		$(773,735)	$—	$(773,735)
Amortization of intangibles		$(253,507)	$—	$—	$—		$(253,507)	$253,507	$—
Contingent consideration expense		$(65,584)	$65,584	$—	$—		$—	$—	$—
Gains (losses) on investments in equity securities		$(57)	$—	$—	$—		$(57)	$—	$(57)
Gain on acquisition of business		$24,159	$(24,159)	$—	$—		$—	$—	$—
Other		$(1,646)	$—	$—	$—		$(1,646)	$—	$(1,646)
Investment income		$17,642	$—	$—	$—		$17,642	$—	$17,642

Summary:
Income (loss) from continuing operations before income taxes		$549,697	$78,247	$183,132	$—		$811,076	$253,507	$1,064,583
(Provision for) benefit from income taxes	22.32%	$(122,696)	$(29,780)	$(46,988)	$—	24.59%	$(199,464)	(77,544)	$(277,008)

Income (loss) from continuing operations		$427,001	$48,467	$136,144	$—		$611,612	$175,963	$787,575
Income (loss) from discontinued operations, net of tax		$(4,701)	$—	$—	$4,701		$—	$—	$—

Net income (loss)		$422,300	$48,467	$136,144	$4,701		$611,612	$175,963	$787,575

Net income (loss) per share-basic:
Income (loss) from continuing operations, net of tax		$1.59	$0.18	$0.51	$—		$2.27	$0.65	$2.93
Income (loss) from discontinued operations, net of tax		$(0.02)	$—	$—	$0.02		$—	$—	$—

Net income (loss)		$1.57	$0.18	$0.51	$0.02		$2.27	$0.65	$2.93

Net income (loss) per share-diluted:
Income (loss) from continuing operations, net of tax		$1.56	$0.18	$0.50	$—		$2.23	$0.64	$2.87
Income (loss) from discontinued operations, net of tax		$(0.02)	$—	$—	$0.02		$—	$—	$—

Net income (loss)		$1.54	$0.18	$0.50	$0.02		$2.23	$0.64	$2.87

Weighted average shares outstanding:
Basic		268,841	268,841	268,841	268,841		268,841	268,841	268,841
Diluted		274,071	274,071	274,071	274,071		274,071	274,071	274,071

Notes:

(1)	Represents the Non-GAAP results of operations for Genzyme Corporation for the applicable period. We believe that certain Non-GAAP financial measures, when considered together with the GAAP figures, can enhance the overall understanding of the company’s past financial performance and its prospects for the future. The Non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of the trends underlying our operating results and financial position and are among the primary indicators management uses for planning and forecasting purposes and measuring the company’s performance. Such Non-GAAP financial measures should not be considered in isolation or used as a substitute for GAAP. Earnings per share are calculated as net income (loss) divided by weighted average shares outstanding. Therefore, earnings per share may not add across due to rounding.

(2)	Discontinued Operations represents the operations of Genzyme Genetics and Genzyme Diagnostics, net of tax.

GENZYME CORPORATION
RECONCILIATION OF GAAP TO NON-GAAP EARNINGS — EXCLUDING AMORTIZATION
For the Year Ended December 31, 2008
(Amounts in thousands, except percentage and per share data)
REVISED FOR DISCONTINUED OPERATIONS — UNAUDITED

								NON-GAAP
			FAS 123R	Discontinued	NON-GAAP			Excluding
	GAAP		Expense	Operations (3)	As Adjusted (1)		Amortization	Amortization
Income Statement Classification:
Total revenues		$4,127,425	$—	$—		$4,127,425	$—	$4,127,425
Cost of products and services sold		$(855,113)	$18,294	$—		$(836,819)	$—	$(836,819)

Gross margin	79%	$3,272,312	$18,294		80%	$3,290,606		$3,290,606
Selling, general and administrative		$(1,172,701)	$93,677	$—		$(1,079,024)	$—	$(1,079,024)
Research and development		$(1,294,411)	$55,486	$—		$(1,238,925)	$—	$(1,238,925)
Amortization of intangibles		$(212,552)	$—	$—		$(212,552)	$212,552	$—
Charge for impaired assets		$(2,036)	$—	$—		$(2,036)	$—	$(2,036)
Equity in income (loss) of equity method investments		$201	$—	$—		$201	$—	$201
Minority interest		$2,217	$—	$—		$2,217	$—	$2,217
Gains (losses) on investments in equity securities		$(3,340)	$—	$—		$(3,340)	$—	$(3,340)
Other		$(1,789)	$—	$—		$(1,789)	$—	$(1,789)
Investment income		$51,260	$—	$—		$51,260	$—	$51,260
Interest Expense		$(4,418)	$—	$—		$(4,418)	$—	$(4,418)

Summary:
Income (loss) from continuing operations before income taxes		$634,743	$167,457	$—		$802,200	$212,552	$1,014,752
(Provision for) benefit from income taxes	32.66%	$(207,315)	$(50,657)	$—	32.16%	$(257,972)	$(71,171)	$(329,143)

Income (loss) from continuing operations		$427,428	$116,800			$544,228	$141,381	$685,609
Income (loss) from discontinued operations, net of tax		$(6,347)	$—	$6,347		$—	$—	$—

Net income (loss)		$421,081	$116,800	$6,347		$544,228	$141,381	$685,609

Net income (loss) per share-basic:
Income (loss) from continuing operations, net of tax		$1.59	$0.44	$—		$2.03	$0.53	$2.55
Income (loss) from discontinued operations, net of tax		$(0.02)	$—	$0.02		$—	$—	$—

Net income (loss)		$1.57	$0.44	$0.02		$2.03	$0.53	$2.55

Net income (loss) per share-diluted: (2)
Income (loss) from continuing operations, net of tax		$1.52	$0.41	$—		$1.93	$0.50	$2.43
Income (loss) from discontinued operations, net of tax		$(0.02)	$—	$0.02		$—	$—	$—

Net income (loss)		$1.50	$0.41	$0.02		$1.93	$0.50	$2.43

Weighted average shares outstanding:
Basic		268,490	268,490	268,490		268,490	268,490	268,490
Diluted (2)		285,595	285,595	285,595		285,595	285,595	285,595
Notes:

(1)	Represents the Non-GAAP results of operations for Genzyme Corporation for the applicable period. We believe that certain Non-GAAP financial measures, when considered together with the GAAP figures, can enhance the overall understanding of the company’s past financial performance and its prospects for the future. The Non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of the trends underlying our operating results and financial position and are among the primary indicators management uses for planning and forecasting purposes and measuring the company’s performance. Such Non-GAAP financial measures should not be considered in isolation or used as a substitute for GAAP. Earnings per share are calculated as net income (loss) divided by weighted average shares outstanding. Therefore, earnings per share may not add across due to rounding.

(2)	Diluted earnings per share and diluted weighted average shares outstanding reflect the adoption of EITF 04-8. In accordance with the provisions of EITF 04-8, interest and debt fees related to our 1.25% convertible senior notes of $6,915K, net of tax, have been added back to net income and approximately 8,851K shares have been added to diluted weighted average shares outstanding for purposes of computing GAAP and Non-GAAP diluted earnings per share.

(3)	Discontinued Operations represents the operations of Genzyme Genetics and Genzyme Diagnostics, net of tax.

GENZYME CORPORATION
CASH FLOW RETURN ON INVESTED CAPITAL CALCULATION
(in millions, except percentages)
The company uses Cash Flow Return on Tangible Invested Capital (CFROI) as a measure of the efficiency and effectiveness of its use of capital. CFROI is not a measure of financial performance under generally accepted accounting principles (GAAP) and may not be defined and calculated by other companies in the same manner. This non-GAAP financial measure is not intended to be considered in isolation or as a substitute for GAAP measures.
We define CFROI as follows:
Total Adjusted Cash Profits

Average Tangible Invested Capital
We define Adjusted Cash Profits as follows:
GAAP net income (loss)
+ Operating lease expense
+ Depreciation expense
+ Amortization expense, net of tax
- Other income (expenses), net of tax
+ Other non-operating items, net of tax
+ Acquisition related expense, net of tax
+ Non-GAAP research and development expense

= Total Adjusted Cash Profits

We define Average Tangible Invested Capital as follows:
Prior year tangible invested capital
+ Current year tangible invested capital
divided by 2

= Average Tangible Invested Capital

We define Tangible Invested Capital as follows:
Total assets
- Non-interest bearing liabilities e
- Deferred taxes
+ Capitalized research and development f
+ Capitalized operating leases g
+ Accumulated depreciation
- Goodwill and intangibles, net
- Excess cash h
- Long-term investments

=Total Tangible Invested Capital

Consolidated CFROI Calculation a

	Consolidated
Adjusted Cash Profits	2006	2007	2008	2009
GAAP net income (loss)	$(16.8)	$480.2	$421.1	$422.3
Operating lease expense	60.9	74.3	75.2	81.8
Depreciation expense	122.0	137.1	148.4	190.1
Amortization expense, net of tax [b]	132.3	129.5	151.0	185.0
Other income (expenses), net of tax [b]	(87.7)	(52.0)	(28.0)	(27.7)
Other non-operating items, net of tax [c]	134.3	7.2	1.5	19.2
Acquisition related expense, net of tax	404.3	109.7	0.0	48.5
Non-GAAP research and development [d]	565.4	666.4	1,181.8	803.9

Total Adjusted Cash Profits	$1,314.7	$1,552.4	$1,951.0	$1,723.1
Investment Income, net of tax	35.6	44.6	32.6	11.2

Total Adjusted Cash Profits	$1,350.3	$1,597.0	$1,983.6	$1,734.3

Tangible Invested Capital
Total assets	$7,191.2	$8,314.3	$8,671.3	$10,060.7
Non-interest bearing liabilities [e]	(714.4)	(891.0)	(1,233.4)	(1,237.2)
Deferred taxes	(136.9)	(260.0)	(457.3)	(555.2)
Capitalized research and development [f]	2,747.0	3,071.0	3,637.0	3,910.0
Capitalized operating leases [g]	730.8	891.6	902.4	981.6
Accumulated depreciation	695.4	836.8	904.7	1,077.8
Goodwill and intangibles, net	(2,790.8)	(2,959.5)	(3,055.8)	(3,716.6)
Excess cash [h]	(252.5)	(531.7)	(196.0)	(402.8)
Long-term investments	(673.5)	(512.9)	(344.1)	(143.8)

Total Tangible Invested Capital	$6,796.3	$7,958.6	$8,828.8	$9,974.5

Average Tangible Invested Capital	6,466.0	7,377.5	8,393.7	9,401.7

Goodwill and intangibles, net	2,790.8	2,959.5	3,055.8	3,716.6
Accumulated intangible amortization	699.2	876.3	1,103.2	1,375.7
Excess cash	252.5	531.7	196.0	402.8
Long term investments	673.5	512.9	344.1	143.8

Total Invested Capital Including Cash	$11,212.3	$12,839.0	$13,527.9	$15,613.4

Average Invested Capital Including Cash	$10,346.7	$12,025.7	$13,183.5	$14,570.7

Cash Flow Return on Tangible Invested Capital	20.3%	21.0%	23.2%	18.3%

Cash Flow Return on Invested Capital (Excluding Excess Cash)	13.1%	13.3%	15.0%	11.9%

Notes:

[a]	For purposes of the CFROI calculation discontinued operations including assets and liabilities held for sale are included in all line items.

[b]	Tax effect on:

	2006	2007	2008	2009
Other income (expenses)	50.2	29.8	16.0	12.3
Amortization expense	(77.0)	(72.4)	(75.4)	(81.4)

[c]	Represents in 2009, gain on acquisition of business of $24.2 net of tax of ($6.6) and minority interest of $2.5 net of tax of ($0.9), in 2008 minority interest of $2.2 net of tax of ($0.8), equity in income of equity method investments of $0.2 net of tax of ($0.1), in 2007 minority interest of $3.9 net of tax of ($1.4), equity in income of equity method investments of $7.4 net of tax of ($2.7) and in 2006, minority interest of $10.4 net of tax of ($3.8), equity in income of equity method investments of $15.7 net of tax of ($5.7), impairment of goodwill of $219.2 net of tax of ($69.8) and settlement of tax audits of ($31.7).

[d]	Non-GAAP research and development expense excludes $7.5 million of expenses related to Genzyme’s joint venture with Dyax for 2007 and $19.3 for 2006.

[e]	Non-interest bearing liabilities equals total liabilities less debt and contingent consideration obligations.

[f]	Represents approximate cumulative capitalized research and development, net of applicable depreciation. R&D is capitalized because it is considered an investment that should generate returns in the future.

[g]	Represents operating lease expense multiplied by 12.

[h]	Represents cash and short term investments less 5% of total assets.